FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month February 2016 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

     On February 2, 2016 the Registrant Announces Completes Acquisition of Maxim’s Fabrication Facility in San Antonio, Texas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 2, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Completes Acquisition of Maxim’s Fabrication Facility in San Antonio, Texas

Acquisition to expand TowerJazz’s worldwide manufacturing capacity and capabilities; Supporting Company’s excess customer demand

MIGDAL HAEMEK, Israel and San Jose, CA, February 02, 2016 – TowerJazz, the global specialty foundry leader, announced today that it completed its previously announced acquisition of an 8-inch wafer fabrication facility in San Antonio, Texas, United States from Maxim Integrated Products, Inc. (NASDAQ:MXIM). This acquisition will expand TowerJazz’s current worldwide manufacturing capacity, cost-effectively increasing its production by about 28,000 wafers per month. The availability of capacity is needed to serve the Company’s current and forecasted robust customer demand.

As part of the transaction, the companies signed a long-term supply agreement of 15 years, under which TowerJazz will manufacture products for Maxim in the San Antonio facility, in quantities which will allow for a gradual ramp of third party products. As previously announced, Maxim received as consideration $40 million paid with approximately 3.3 million ordinary shares of TSEM, representing approximately 3% of company’s fully diluted share count. This was calculated based on the average closing price of TSEM in NASDAQ during the last 15 trading days.

Russell Ellwanger, TowerJazz Chief Executive Officer, commented: “We already performed first qualifications of our high demand and high volume flows, with Maxim’s approval, confirming the outstanding engineering and manufacturing capabilities of the San Antonio fab personnel. We are now excited to have San Antonio staff and geography join us; they are a great addition to the TowerJazz family.  We look forward to continuing to drive customer success and company growth through committed performance and execution.”

“We needed a trusted partner to manage our proprietary process technology who also shared our commitment to the employees in San Antonio. TowerJazz has a proven track record with Maxim and similar beliefs about employees, so this is a natural fit. I look forward to our continued partnership over the coming years,” said Vivek Jain, Senior Vice President of Maxim Integrated’s Technology and Manufacturing Group. “With this arrangement, we will continue to support our customers for years to come, improve utilization in our Oregon fab, and advance our manufacturing flexibility.”

Save the date: TowerJazz to host Investor and Analyst day on March 8, 2016 in San Antonio, Texas. Additional information will be provided shortly.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

About Maxim Integrated
Maxim is bringing new levels of analog integration to automotive, cloud data center, mobile consumer, and industrial applications. We're making technology smaller, smarter, and more energy efficient, so that our customers can meet the demands of an integrated world. Learn more at http://www.maximintegrated.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect the businesses of Tower, Jazz, and/or Maxim is included under the heading "Risk Factors" in (i) Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority, (ii) Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, and (iii) Maxim's most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. These forward-looking statements speak only as of the date hereof. Tower, Jazz, and Maxim do not intend to update, and expressly disclaim any obligation to update; the information contained in this release except as may be required by law.

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Contacts:

For TowerJazz: Corporate Communications and Investor Relations Contact Noit Levy-Karoubi VP, Corporate Communications and Investor Relations +972 4 604 7066 noit.levi@towerjazz.com
For Maxim Integrated:

Corporate PR Contact
LuAnn Jenkins Walden
Director, Corporate Communications
LuAnn.Walden@maximintegrated.com
Phone: 408-601-5430

Investor Relations Contact
Kathy Ta
Managing Director, Investor Relations
Kathy.Ta@maximintegrated.com
(408) 601-5697